FNX Mining Reports Strong First Quarter 2006 Results

TORONTO: May 15, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to report that in the first quarter of 2006, when the Company assumed full control and direction of all mining operations at its 100% owned Sudbury, Ontario mining properties, it produced more tons of ore, more pounds of copper and more ounces of precious metals (platinum, palladium and gold) than in any previous quarter. In addition, the Company realized its highest quarterly operating revenue and continued to enjoy strong cash operating margins, cash flows, cash balances and working capital.

The company’s cash cost, net of by-product credits, to produce a pound of nickel was reduced to US$2.28, the lowest since commercial production was initiated in late 2003.

UNAUDITED OPERATING HIGHLIGHTS	Q1 2006	Q1 2005

Total Revenue (C$ 000)	26,799	19,057
Cash Operating Costs (C$ 000)	15,988	10,564
Cash Operating Margin (C$ 000)	10,811	8,493

Revenue per Ton Sold (C$)	182	228
Cash Operating Costs per Ton Sold (C$)	108	127
Cash Operating Margin per Ton Sold (C$)	74	101

Cash Cost per lb of Ni Sold (US$) [1]	2.28	3.61

Total Ore Sold (tons)	147,388	83,336
Nickel Ore Sold (tons)	78,774	78,915
Grade of Nickel Ore Sold (%Ni)	1.6	1.7
Payable Metal Sold - Nickel (000 lbs)	1,894	1,798
Copper Ore Sold (tons)	68,614	4,421
Grade of Copper Ore Sold (%Cu)[2]	1.6	9.6
Payable Metal Sold - Copper (000 lbs)	2,075	1,095
Payable Metal Sold - Total Precious metals (oz)	6,959	319

Cash Flow (C$ 000)	7,400	5,400
EBITDA (C$ 000)	7,789	4,691
Net Earnings (C$ 000)	3,193	2,484
Net Earnings per Share (C$)	0.04	0.05
Working Capital (C$ 000)	145,600	153,200
Debt (C$ 000)	nil	Nil
Realized Nickel Prices (US$/lb)	7.22	7.46
Realized Copper Prices (US$/lb)	2.32	1.48
C$ /US$	1.15	1.23

1 Cash cost per pound of nickel sold is net of by-product credits.
2 The Q1-2006 average copper grade and increase in precious metals reflect commercial production from the McCreedy West lower grade PM Deposit and the higher grade 700 Deposit.

Operations

There were no lost time accidents in the first quarter of 2006 at any of the McCreedy West, Levack and Podolsky Mine operations. There were also no reportable environmental incidents during the quarter.

At the McCreedy West Mine, FNX mined and shipped 147,388 tons of ore to the custom mill resulting in the sale of 1.9 million pounds of nickel, 2.1 million pounds of copper and 6,959 ounces of total precious metals during the first quarter of 2006. FNX realized revenues of US$7.22 per pound of nickel sold and had cash costs, net of by-product credits, of US$2.28 per pound of nickel sold. Nickel sales, along with significant by-product revenues from copper, platinum, palladium, gold and cobalt, resulted in operating revenues of $26.8 million. Mine cash operating costs for the quarter totaled $16.0 million, providing a cash operating margin of $10.8 million. The revenue per ton of ore sold was $182 at a cash cost of $108 per ton resulting in a cash operating margin per ton of ore sold of $74. The Q1-2006 lower average copper grade and the significant increase in precious metal sales reflect the increased in production from the McCreedy West bulk mineble PM Deposit along with normal production from the high-grade narrow-vein 700 Deposit.

At the Levack Mine property, the rehabilitation of the Levack No. 2 shaft compartments reached the 2650 Level. Work is also progressing on level rehabilitation, including general clean up, ground support and mine services, on the 1200, 1300, 1500 and 1800 Levels. The rehabilitated levels will provide access to near term production targets in the mine. On the 2650 Level, initial assessment of the ground conditions, crusher station and the ore pass system is favourable and rehabilitation has started there. FNX plans to rehabilitate the shaft to the 2950 Loading Pocket during the second quarter.

Shaft sinking at Podolsky continued with 576 feet of advance in the quarter. The shaft had reached a depth of 2,320 feet by the end of period. Excavation of the 1750 Level station was completed in January and a second level station is currently being excavated at the 2450 elevation. The project continues to be on time and budget.

Cash and Cash Flows

Cash flow from operating activities totaled $7.4 million in the first quarter of 2006, compared to $5.4 million in 2005. The higher cash flows in 2006 were due to an increase in metal production and higher realized by-product metal prices. Cash balances were lower than expected as a result of a $5.4 million account receivable that was due for payment to FNX in March 2006 but was not paid until early April; this was offset in part by higher accounts payable.

The net change in cash balances as a result of operating, financing and capital expenditures was a net cash outflow of $9.4 million since December 31, 2005, compared to $6.3 million in the first quarter of 2005. FNX remains debt free and the Company’s cash position of $143.1 million at March 31, 2006, is sufficient to meet all planned cash expenditures in 2006.

Investments

FNX continues to hold 7,716,594 million common shares of Dynatec Corporation, 13,300,000 million common shares of Lake Shore Gold Corp. and 6,860,715 common shares of Superior Diamonds Inc., all of which are publicly traded corporations. The combined book value is $27.7 million and, as at March 31, 2006, the market value was $44.7 million. In addition, FNX increased its shareholdings in International Nickel Ventures Corporation (INV on TSX) by 830,000 common shares and now holds 3,150,230 common shares and 2,347,886 common share purchase warrants of INV,. The book value of FNX’s investments in INV is $2.6 million and, as at March 31, 2006, the market value was $4.4 million.

Exploration

Drilling at McCreedy West during the first quarter of 2006 was a continuation of delineation and definition drilling in the Inter Main, East Main and PM Deposits, primarily to test for extensions of the Inter Main Deposit towards the southwest. For the past two years, underground drilling has been successful in outlining sufficient new reserves to replace those mined during the year; this is also the objective for the current year. Eleven holes were completed from underground drilling platforms in the Levack Mine to test the continuity of the #7 Extension Deposit. The deep borehole started at Podolsky in the third quarter of 2005 to establish a geophysical platform to test the offset under both the North and 2000 Deposits was completed and will be surveyed in the second quarter.

The main focus of the non-mining related FNX exploration program during the quarter continued to be the high-grade copper-nickel-platinum-palladium-gold discoveries in the footwall of the Levack Mine. Drilling from surface and underground platforms during the first quarter of 2006 continued to expand the Levack Footwall Deposit and confirm the grade of the deposits. Press releases in 2005 and February 27, 2006, documented the progress of the drilling and suggested that a potentially significant deposit has been discovered. The Levack Footwall Deposits bear many similarities, particularly the geological setting and mineralogy, with other currently producing footwall-type deposits in the Sudbury mining district. Further results will be released on a continuing basis. While the available data are insufficient to determine resources/reserves of the Levack Footwall Deposit, strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the Deposit may extend beyond the boundaries of the area drilled to date and that it is open in all directions. Three other footwall zones in proximity to the Levack Footwall Deposit are being drilled and their relationship to the Footwall Deposit is being investigated. Substantial additional drilling is required to determine the deposit’s size and economic potential. Access options from the Company’s Levack underground infrastructure to the Footwall Deposits are being evaluated.

A drilling program on the Foy and Falconbridge Mine Footwall properties of Aurora was initiated in 2005. On the Foy Property, the geometry and extent of the target breccia is being delineated. The breccia zone contained scattered nickel and copper mineralization and the results are being evaluated for future drilling. The 2006 exploration program on the Falconbridge Footwall commenced in mid-February and will continue throughout the year.

Non-GAAP Performance Measures

This press release contains certain non-GAAP measures like cash operating margin, EBITDA, etc. Please see the Q1 - 2006 MD&A on SEDAR for discussion on non-GAAP performance measures.

Forward-Looking Statement

Certain information included in this press release, including information relating to future financial or operating performance and other statements that express management's expectations or estimates of future performance constitute "forward-looking statements." Such forward-looking statements include, without limitation, (i) estimates of future capital expenditures; (ii) estimates regarding timing of future development and production; and (iii) estimates of future costs towards profitable commercial operations. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, interpretation and implications of drilling and geophysical results; estimates regarding timing of future capital expenditures and costs towards profitable commercial operations. Other factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, increases/decreases in production; volatility in metals prices and demand; currency fluctuations; cash operating margins; cash operating cost per pound sold; costs per ton of ore; variances in ore grade or recovery rates from those assumed in mining plans; reserves and/or resources; the ability to successfully integrate acquired assets; operational risks inherent in mining or development activities, and legislative factors relating to prices, taxes, royalties, land use, title and permits, importing and exporting of minerals and environmental protection. Accordingly, undue reliance should not be placed on forward-looking statements.

These forward-looking statements are made as at the date hereof and the Company does not undertake any obligation to update publicly or revise any such forward-looking statements or any forward-looking statements contained in any other documents whether as a result of new information, future events or otherwise, except as may be required under applicable securities law. For a more detailed discussion of such risks and other factors, see the Company's latest filings with Canadian securities regulators and the SEC in the United States of America.

Conference Call

FNX will be hosting a 2006 First Quarter Conference Call on May 16, 2006 at 10:00am EST.

Conference call numbers are:

Live in North America:
Local Access: 416-695-6622
Toll-Free Access: 1-877-888-3490
Access Code: Ask for FNX Mining Conference call

Instant Replay Access information:
Local Access: 416-695-5275
Toll-Free Access: 1-888-509-0081
Passcode: 622212
Available until May 30, 2006

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

For further information, please contact:

Terry MacGibbon, President and Chief Executive Officer
Tel: 416-628-5929

Ronald P. Gagel, Vice President and Chief Financial Officer
Tel: 416-628-5929

FNX Website: www.fnxmining.com